UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Etsy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29786A106
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29786A106
1.	Name of Reporting Persons Burda Digital Ventures GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,694,376*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,694,376*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,694,376*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.5%**
12.	Type of Reporting Person (See Instructions) CO

*  Consists of shares held directly by the Reporting Person.

** This percentage is based upon 112,101,830 shares of the Issuer’s Common Stock outstanding as of October 15, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 29786A106
1.	Name of Reporting Persons BDV Beteiligungen GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,129,595*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,129,595*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,129,595*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.0%**
12.	Type of Reporting Person (See Instructions) PN

*  Consists of shares held directly by the Reporting Person.

** This percentage is based upon 112,101,830 shares of the Issuer’s Common Stock outstanding as of October 15, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 29786A106
1.	Name of Reporting Persons Burda Gesellschaft mit beschränkter Haftung
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,640,895*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,640,895*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,640,895*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.9%**
12.	Type of Reporting Person (See Instructions) CO

*  Consists of shares held as follows: 3,816,924 shares held directly by the Reporting Person; 1,694,376 shares held by Burda Digital Ventures GmbH, a wholly-owned subsidiary of the Reporting Person; and 1,129,595 shares held directly by BDV Beteiligungen GmbH & Co. KG, a limited partnership of which the Reporting Person is the general partner.

** This percentage is based upon 112,101,830 shares of the Issuer’s Common Stock outstanding as of October 15, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 29786A106
1.	Name of Reporting Persons Hubert Burda Media Holding Kommanditgesellschaft
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,640,895*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,640,895*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,640,895*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.9%**
12.	Type of Reporting Person (See Instructions) PN

*  Consists of shares held as follows: 3,816,924 shares held by Burda Gesellschaft mit beschränkter Haftung, a direct wholly-owned subsidiary of the Reporting Person; 1,694,376 shares held by Burda Digital Ventures GmbH, an indirect wholly-owned subsidiary of the Reporting Person; and 1,129,595 shares held by BDV Beteiligungen GmbH & Co. KG, a limited partnership of which Burda Gesellschaft mit beschränkter Haftung, a wholly-owned subsidiary of the Reporting Person, is the general partner.

** This percentage is based upon 112,101,830 shares of the Issuer’s Common Stock outstanding as of October 15, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 29786A106
1.	Name of Reporting Persons Prof. Dr. Hubert Burda
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,640,895*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,640,895*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,640,895*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.9%**
12.	Type of Reporting Person (See Instructions) IN

*  Consists of shares beneficially owned by Hubert Burda Media Holding Kommanditgesellschaft and held as follows: 3,816,924 by Burda Gesellschaft mit beschränkter Haftung; 1,694,376 by Burda Digital Ventures GmbH; and 1,129,595 by BDV Beteiligungen GmbH & Co. KG.  The Reporting Person is the majority owner and a general partner of Hubert Burda Media Holding Kommanditgesellschaft, and the indirect control person of each of Burda Gesellschaft mit beschränkter Haftung, Burda Digital Ventures GmbH and BDV Beteiligungen GmbH & Co. KG.

** This percentage is based upon 112,101,830 shares of the Issuer’s Common Stock outstanding as of October 15, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

Item 1.

(a) Name of Issuer

Etsy, Inc.

(b) Address of Issuer’s Principal Executive Offices

55 Washington Street, Suite 512
Brooklyn, NY 11201

Item 2.

(a)	Name of Person Filing

Burda Digital Ventures GmbH
BDV Beteiligungen GmbH & Co. KG
Burda Gesellschaft mit beschränkter Haftung
Hubert Burda Media Holding Kommanditgesellschaft
Prof. Dr. Hubert Burda

(b) Address of Principal Business Office or, if none, Residence

The address for each of Burda Digital Ventures GmbH, Burda Gesellschaft mit beschränkter Haftung and Hubert Burda Media Holding Kommanditgesellschaft is Hauptstrasse 130, 77652 Offenburg, Germany.

The address for BDV Beteiligungen GmbH & Co KG -> Widenmayerstrasse 29, 80538 München, Germany.

The address for Prof. Dr. Hubert Burda is Arabellastrasse 23, 81925 München, Germany.

(c) Citizenship

All of the entities reporting on this Schedule 13G were organized in Germany.  Prof. Dr. Hubert Burda is a German citizen.
(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

29786A106

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership

(a) Amount beneficially owned as of December 31, 2015:

Beneficial Owner	Shares	Percent of Class (1)
Burda Digital Ventures GmbH	1,694,376	1.5%
BDV Beteiligungen GmbH & Co. KG	1,129,595	1.0%
Burda Gesellschaft mit beschränkter Haftung	6,640,895 (2)	5.9%
Hubert Burda Media Holding Kommanditgesellschaft	6,640,895 (2)	5.9%
Prof. Dr. Hubert Burda	6,640,895 (2)	5.9%

(b) Number of shares as to which the person has:

    (i) Sole power to vote or to direct the vote
Burda Digital Ventures GmbH	1,694,376
BDV Beteiligungen GmbH & Co. KG	1,129,595
Burda Gesellschaft mit beschränkter Haftung	6,640,895 (2)
Hubert Burda Media Holding Kommanditgesellschaft	6,640,895 (2)
Prof. Dr. Hubert Burda	6,640,895 (2)

    (ii) Shared power to vote or to direct the vote
Burda Digital Ventures GmbH	0
BDV Beteiligungen GmbH & Co. KG	0
Burda Gesellschaft mit beschränkter Haftung	0
Hubert Burda Media Holding Kommanditgesellschaft	0
Prof. Dr. Hubert Burda	0

    (iii) Sole power to dispose or to direct the disposition of
Burda Digital Ventures GmbH	1,694,376
BDV Beteiligungen GmbH & Co. KG	1,129,595
Burda Gesellschaft mit beschränkter Haftung	6,640,895 (2)
Hubert Burda Media Holding Kommanditgesellschaft	6,640,895 (2)
Prof. Dr. Hubert Burda	6,640,895 (2)

(iv) Shared power to dispose or to direct the disposition of
Burda Digital Ventures GmbH	0
BDV Beteiligungen GmbH & Co. KG	0
Burda Gesellschaft mit beschränkter Haftung	0
Hubert Burda Media Holding Kommanditgesellschaft	0
Prof. Dr. Hubert Burda	0

(1)  This percentage is based upon 112,101,830 shares of the Issuer’s Common Stock outstanding as of October 15, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

(2)  The shares are held as follows: 3,816,924 by Burda Gesellschaft mit beschränkter Haftung; 1,694,376 by Burda Digital Ventures GmbH; and 1,129,595 by BDV Beteiligungen GmbH & Co. KG.  Burda Gesellschaft mit beschränkter Haftung is the parent corporation of Burda Digital Ventures GmbH and the general partner of BDV Beteiligungen GmbH & Co. KG. Hubert Burda Media Holding Kommanditgesellschaft is the parent company of Burda Gesellschaft mit beschränkter Haftung, and Prof. Dr. Hubert Burda is the majority owner and a general partner of Hubert Burda Media Holding Kommanditgesellschaft and the indirect control person of each of the other reporting persons.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of a Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2016

Burda Digital Ventures GmbH	Hubert Burda Media Holding Kommanditgesellschaft

	By:	Hubert Burda Media Holding Geschäftsführungs GmbH, Offenburg its General Partner

By: /s/ Paul-Bernhard Kallen	By:	/s/ Andreas Rittstieg
Name: Dr. Paul-Bernhard Kallen		Name: Dr. Andreas Rittstieg
Title: Managing Director		Title: Managing Director

By:	/s/ Paul-Bernhard Kallen
Name: Dr. Paul-Bernhard Kallen
Title: Managing Director

/s/ Paul-Bernhard Kallen, attorney-in-fact
Prof. Dr. Hubert Burda

BDV Beteiligungen GmbH & Co. KG

By:	Burda Gesellschaft mit beschränkter Haftung its General Partner

By:	/s/ Andreas Rittstieg
Name: Dr. Andreas Rittstieg
Title: Managing Director

By:	/s/ Paul-Bernhard Kallen
Name: Dr. Paul-Bernhard Kallen
Title: Managing Director

Burda Gesellschaft mit beschränkter Haftung

By:	/s/ Andreas Rittstieg
Name: Dr. Andreas Rittstieg
Title: Managing Director

By:	/s/ Paul-Bernhard Kallen
Name: Dr. Paul-Bernhard Kallen
Title: Managing Director

EXHIBITS

A:           Joint Filing Agreement
B:           Power of Attorney

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Etsy, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 27th day of January, 2016.

Burda Digital Ventures GmbH	Hubert Burda Media Holding Kommanditgesellschaft

	By:	Hubert Burda Media Holding Geschäftsführungs GmbH, Offenburg its General Partner

By: /s/ Paul-Bernhard Kallen	By:	/s/ Andreas Rittstieg
Name: Dr. Paul-Bernhard Kallen		Name: Dr. Andreas Rittstieg
Title: Managing Director		Title: Managing Director

By:	/s/ Paul-Bernhard Kallen
Name: Dr. Paul-Bernhard Kallen
Title: Managing Director

/s/ Paul-Bernhard Kallen, attorney-in-fact
Prof. Dr. Hubert Burda

BDV Beteiligungen GmbH & Co. KG

By:	Burda Gesellschaft mit beschränkter Haftung its General Partner

By:	/s/ Andreas Rittstieg
Name: Dr. Andreas Rittstieg
Title: Managing Director

By:	/s/ Paul-Bernhard Kallen
Name: Dr. Paul-Bernhard Kallen
Title: Managing Director

Burda Gesellschaft mit beschränkter Haftung

By:	/s/ Andreas Rittstieg
Name: Dr. Andreas Rittstieg
Title: Managing Director

By:	/s/ Paul-Bernhard Kallen
Name: Dr. Paul-Bernhard Kallen
Title: Managing Director

EXHIBIT B

Power of Attorney

I, the undersigned Prof. Dr. Hubert Burda, am general partner and majority owner of the German limited partnership acting under the firm name “Hubert Burda Media Holding Kommanditgesellschaft” with business address Hauptstrasse 130, 77652 Offenburg, Germany (“HBM”). HBM is the holding company of the so called Burda Media Group controlling – directly or indirectly – i. a. the following group companies:

•           Burda Gesellschaft mit beschränkter Haftung
•           Burda Digital Ventures GmbH
•           BDV Beteiligungen GmbH & Co. KG.

The aforesaid companies of the Burda Media Group are holding shares - and may acquire additional shares – in the listed company Etsy, Inc. (“Etsy”). I have been advised that if my beneficial ownership of Etsy common stock, including shares held by companies which are controlled by HBM, exceeds 5% of Etsy`s common  stock outstanding, I will be required to submit a filing to the Securities and Exchange Commission according to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “SEC-Filing”).

Before this background, I hereby authorize and grant power of attorney to

Dr. Paul-Bernhard Kallen
business address: Arabellastrasse 23, 81925 Muenchen to

•           sign the SEC-Filing in my name and on my behalf and
•           make and accept all other declarations necessary or deemed appropriate in connection with the SEC-Filing and
•           to grant sub power of attorney to any other member of the management board of Hubert Burda Media Holding Geschäftsführungs GmbH.

Dr. Kallen is liberated from the restrictions of section 181 German Civil Code (BGB) and, therefore, may sign the SEC-Filing also on behalf of companies of the Burda Media Group which are signatories to the SEC-Filing.
This power of attorney shall be valid and enforceable until the SEC-Filing has been duly completed.

             Muenchen, the 7th day of August 2015

/s/ Prof. Dr. Hubert Burda
Prof. Dr. Hubert Burda